

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Via E-mail
Jean R. Hale
Chief Executive Officer
Community Trust Bancorp, Inc.
346 North Mayo Trail
Pikeville, KY 41501

      **Re: Community Trust Bancorp, Inc.
           Form 10-K
           Filed March 13, 2015
           Definitive Proxy Statement on Schedule 14A
           Filed March 20, 2015
           File No. 001-31220**

Dear Ms. Hale:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Era Anagnosti

                         Era Anagnosti
                         Legal Branch Chief